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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Hawk Corporation
(Name of Subject Company)

HC Corporation
(Offeror)
a wholly owned subsidiary of

Carlisle Companies Incorporated
(Parent of Offeror)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
(including the associated preferred share purchase rights)

420089104
(CUSIP Number of Class of Securities)

Steven J. Ford
Vice President, Chief Financial Officer, and General Counsel
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place
Charlotte, North Carolina 28277
(704) 501-1100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota 55402
(612) 340-2600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 1, 2010 (as subsequently amended and supplemented, the "Schedule TO"), by (i) HC Corporation, a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Carlisle Companies Incorporated, a Delaware corporation ("Parent"), and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the "Shares"), of Hawk Corporation, a Delaware corporation ("Hawk"), at a purchase price of $50.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2010 (which, together with any amendments and supplements thereto, collectively constitute the "Offer to Purchase"), and in the related letter of transmittal (as it may be amended or supplemented, the "Letter of Transmittal", which, together with the Offer to Purchase, constitute the "Offer").

        All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

        All information in the Schedule TO is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein. This Amendment No. 2 is being filed to reflect certain updates as reflected below.

        The items of the Schedule TO set forth below, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 2 refer to the Offer to Purchase.

Item 11.    Additional Information

        The subsection of Section 16 of the Offer to Purchase entitled "Stockholder Litigation" (which begins on page 54 and continues onto page 55) is hereby revised and restated in its entirety to read as follows:

          Stockholder Litigation.     Since October 25, 2010, two putative stockholder class action complaints challenging the transaction contemplated by the Merger Agreement were filed in the Court of Chancery in the State of Delaware against Hawk, the individual members of the Hawk Board, Parent and the Purchaser. On November 9, 2010, plaintiffs in these lawsuits filed a consolidated class action complaint. The consolidated complaint alleges, among other things, that members of the Hawk Board breached their fiduciary duties owed to the public stockholders of Hawk by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of Hawk to its public stockholders, that the Supporting Stockholders breached their fiduciary duties of loyalty and entire fairness, and that Parent aided and abetted such breaches of fiduciary duties. The complaint also alleges that the Merger Agreement unduly restricts Hawk's ability to negotiate with rival bidders, that Hawk stockholders have been deprived of the ability to make an informed decision as to whether to tender their Shares, and that the disclosures in the Schedule 14D-9 filed by Hawk and in the Schedule TO filed by the Purchaser and Parent are materially inaccurate and incomplete. The complaint generally seeks, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief. Hawk has advised Parent that, while this lawsuit is at a preliminary stage, Hawk believes that the claims are without merit and intends to vigorously defend them. A hearing to consider the plaintiffs' request for a preliminary injunction to prohibit the consummation of the transactions contemplated by the Merger Agreement has been scheduled for November 29, 2010.

Item 12.    Exhibits

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
(a)(5)(H)	Consolidated Complaint filed by Timothy B. Hardy and Patrick Sweeney, on behalf of themselves and all others similarly situated, on November 9, 2010

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HC Corporation
By:	/s/ MICHAEL ROBERSON
	Name:	Michael Roberson
	Title:	Secretary

Dated: November 12, 2010

Carlisle Companies Incorporated
By:	/s/ STEVEN J. FORD
	Name:	Steven J. Ford
	Title:	Vice President, Chief Financial Officer, and General Counsel

Dated: November 12, 2010

 Exhibit Index

Exhibit	Description
(a)(1)(A)	Offer to Purchase, dated November 1, 2010*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on November 1, 2010*
(a)(1)(G)	Form of Notice to Participants in the Hawk Corporation 401(k) Retirement Plan*
(a)(5)(A)
Joint Press Release issued by Carlisle Companies Incorporated and Hawk Corporation, issued October 15, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(a)(5)(B)
Presentation Materials from Conference Call, dated October 15, 2010 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(a)(5)(C)	Transcript of Conference Call, held October 15, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 15, 2010)
(a)(5)(D)	Presentation Materials from Conference Call, dated October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010)
(a)(5)(E)	Transcript of Conference Call, held on October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010)
(a)(5)(F)	Complaint filed by Timothy B. Hardy, individually and on behalf of all others similarly situated, on October 25, 2010, in the Court of Chancery of the State of Delaware*
(a)(5)(G)	Complaint filed by Patrick Sweeney, individually and on behalf of all others similarly situated, on October 27, 2010, in the Court of Chancery of the State of Delaware*
(a)(5)(H)	Consolidated Complaint filed by Timothy B. Hardy and Patrick Sweeney, on behalf of themselves and all others similarly situated, on November 9, 2010†
(b)(1)
Second Amended and Restated Credit Agreement, dated as of July 12, 2007, among Carlisle Companies Incorporated, Carlisle Management Company, JPMorgan Chase Bank, N.A., as Administrative Agent and the Banks listed therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on July 17, 2007)
(d)(1)
Agreement and Plan of Merger, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Hawk Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)

Exhibit	Description
(d)(2)	Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Ronald E. Weinberg (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(d)(3)
Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Norman C. Harbert (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(d)(4)
Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, HC Corporation and Byron S. Krantz (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)
(d)(5)	Confidentiality Agreement, dated as of July 30, 2010, between Carlisle Companies Incorporated and Hawk Corporation*
(d)(6)	Exclusivity Agreement, dated as of October 7, 2010, between Carlisle Companies Incorporated and Hawk Corporation*

*
Previously filed with the Schedule TO.

†
Filed herewith.

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  Item 11. Additional Information
  Item 12. Exhibits
SIGNATURE
Exhibit Index